Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Republic of Argentina	Mutual funds

BBVA Francés Valores S.A.	Republic of Argentina	Stock exchange brokerage

Consolidar AFJP S.A. (undergoing liquidation proceedings)	Republic of Argentina	Pension and Retirement Fund Administrators

PSA Finance Argentina Compañía Financiera S.A.	Republic of Argentina	Financial Institution

Volkswagen Financial Services Compañía Financiera S.A.	Republic of Argentina	Financial Institution